[redacted]

12013478

Mail Processing Section

FEB 29 2012

Washington, DC 123

SEC Mail Processing Section

FEB 29 2012

Washington, DC 123

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 AND ENDING 12/31/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INDEPENDENCE REALTY SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Arch St., 17th Fl.
(No. and Street)

Philadelphia PA 19104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Curtis 205-834-2636
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2001 Market St Philadelphia PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Curtis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independence Realty Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Courtney J. Everngham - Notary Public
City of Philadelphia, Philadelphia County
MY COMMISSION EXPIRES MAR. 14, 2013

James P. Curtis
Signature

Chief Operating Officer
Title

Courtney J. Evernham 2/28/12
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Registered Public Accounting Firm

Independence Realty Securities, LLC

December 31, 2011

Contents

GrantThornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

The Member of
Independence Realty Securities, LLC

We have audited the accompanying balance sheet of Independence Realty Securities, LLC (the Company), a Delaware limited liability company, as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Independence Realty Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 28, 2012

Independence Realty Securities, LLC

Balance Sheet

As of December 31, 2011

ASSETS	
Cash	$ 401,830
Fixed assets, net	47,513
Prepaid expenses and other assets	53,563
Total assets	$ 502,905
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 101,932
Payable to affiliates	44,697
Total liabilities	146,629
Member's equity	356,276
Total liabilities and member's equity	$ 502,905

The accompanying notes are an integral part of this financial statement.

Independence Realty Securities, LLC

Notes to Financial Statement

December 31, 2011

NOTE 1 - ORGANIZATION

Independence Realty Securities, LLC (the "Company") is a Delaware limited liability company. The Company was formed on March 26, 2009. The Company is a registered broker dealer manager in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company has a single member, RAIT TRS, LLC.

The Company is wholly-owned by RAIT TRS, LLC and its ultimate parent, RAIT Financial Trust ("RAIT") which is a Maryland real estate investment trust (REIT). As a wholly-owned subsidiary of RAIT, the Company utilizes the employees and other general and administrative support provided by RAIT and other wholly-owned subsidiaries. As a result, the financial condition presented herein may not be indicative of the financial condition that may have occurred if the Company was not a wholly-owned subsidiary of RAIT (see Note 3).

In March 2011, RAIT acquired Empire American Realty, LLC and subsequently changed its name to Independence Realty Securities, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation

The financial statement has been prepared by management in accordance with U.S. generally accepted accounting principles, or GAAP. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our financial position are included.

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

b. Cash

Cash includes cash held in banks.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

c. Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. The Company depreciates its fixed assets on a straight-line over their respective useful life, generally from three to five years.

d. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of prepaid FINRA licensing and registration renewal fees.

e. Subsequent Events

The Company evaluated for subsequent events through February 28, 2012, the date the financial statement was available to be issued.

NOTE 3 - RELATED PARTY TRANSACTIONS

Affiliates of the Company's member have advanced certain amounts to the Company. The amount due to these affiliates as of December 31, 2011 was $44,697.